SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Latin America’s Beverage Leader

FEMSA Delivers Double-Digit
Operating Income Growth in 1Q08

Monterrey, Mexico, April 28, 2008— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the first quarter of 2008.

First Quarter 2008 Highlights:

• Consolidated total revenues increased 8.4% and income from operations 19.6%.

   • Double-digit income from operations growth in all our business units contributed to these results.

• Coca-Cola FEMSA total revenues and income from operations increased 6.4% and 15.7%, respectively.

• Double-digit income from operations growth in all divisions drove these results.

• FEMSA Cerveza total revenues increased 6.8% and income from operations increased 35.7% over a favorable comparison base.

• Sales volume grew a robust 7.1% in Mexico, 12.6% in exports and 2.9% in Brazil.

• Strong top-line growth, combined with a decline in administrative expenses offset raw material pressures.

• OXXO continued its pace of strong growth and margin expansion.

• Total revenues and income from operations increased 16.4% and 39.4%, respectively, resulting in an operating margin expansion of 60 basis points to 3.5%.

• Strong growth within all product categories drove the positive results for the quarter.

José Antonio Fernández, Chairman and CEO of FEMSA, commented “Our first quarter 2008 results provide a compelling example of the strength of our unique continental integrated platform. Coca-Cola FEMSA delivered strong numbers aided by growing profitability in Mexico and in all of its divisions. FEMSA Cerveza results reflected a strong quarter, aided by positive weather conditions partially offsetting raw material pressures; our Brazilian operations started the year with some softness, however our export volumes again grew in the double digits, driven by continued strong performance in the United States. OXXO continued to deliver growth in every aspect of the business, recording a strong first quarter. We start this new year with strong first quarter results and conviction that we will be able to successfully navigate what may turn out to be a challenging year, while we continue to strengthen FEMSA’s business platform.”

FEMSA Consolidated

Beginning on January 1st 2008, in accordance to changes in the Mexican Financial Reporting Standards (Mexican FRS) related to inflation effects, the company discontinued the inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. 2008 figures are in nominal pesos. For the rest of our subsidiaries, Nicaragua, Costa Rica, Venezuela and Argentina, we will continue applying the inflation accounting during 2008. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power as of December 31, 2007. For further details see Recent Developments section.

Total revenues increased 8.4% compared to 1Q07, to Ps. 36.181 billion. This increase was primarily driven by total revenue growth compared to 1Q07 of 16.4% at OXXO, 6.8% at FEMSA Cerveza and 6.4% at Coca-Cola FEMSA.

Gross profit increased 10.7% compared to 1Q07 to Ps. 16.277 billion in 1Q08. Gross margin expanded 100 basis points over the same period in 2007 to 45.0% of total revenues, as a result of a decline in sweetener costs at Coca-Cola FEMSA combined with gross profit improvement at OXXO and stable margins at FEMSA Cerveza in spite of raw material pressures.

Income from operations increased 19.6% to Ps. 3.980 billion in 1Q08 as compared to the same period in 2007. Operating margin expanded by 100 basis points to 11.0%, driven by double-digit growth across our operations.

Net income increased 16.5% compared to 1Q07 to Ps. 2.038 billion in 1Q08, mainly driven by income from operations growth that more than offset lower gains in monetary position and the increase in income taxes. Our integral cost of financing reflects the changes in the Mexican Financial Reporting Standards, and was mainly affected by our monetary position, where an inflationary adjustment is no longer applied to the vast majority of our monetary asset and liability positions. The effective tax rate increased from 31.0% in 1Q07 to 31.8% in 1Q08.

Net majority income increased 13.1% over 1Q07 resulting in Ps. 0.36 per FEMSA Unit1  in 1Q08. Net majority income per FEMSA ADS was US$ 0.34 for the quarter.

Capital expenditures increased 3.5% over 1Q07 to Ps. 1.970 billion in 1Q08, mainly reflecting increased investment in the beverage business units related to incremental capacity and distribution expenditures, as well as market-related investments.

Consolidated net debt: As of March 31, 2008, FEMSA recorded a cash balance of Ps. 11.489 billion (US$ 1.081 billion), an increase of Ps. 979 million (US$ 92 million) compared to 1Q07. Short-term debt was Ps. 10.045 billion (US$ 945 million) and long-term debt was Ps. 30.492 billion (US$ 2.868 billion). Our net debt declined Ps. 4.810 billion (US$ 452 million) to Ps. 29.048 billion (US$ 2.733 billion), driven by the amortization of bank debt and to a lesser extent our strong cash generation.

Soft Drinks - Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release.

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2008 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Beer - FEMSA Cerveza

Mexico sales volume increased 7.1% compared with 1Q07 to 6.062 million hectoliters in 1Q08. This increase reflects healthy consumer demand during the quarter, aided by favorable weather conditions and a positive impact due to a partial shift of Easter sales in March instead of April. Growth came primarily from our core brands.

Brazil sales volume increased 2.9% over 1Q07 to 2.406 million hectoliters in 1Q08. Positive trends for our brand portfolio were partially offset by adverse weather conditions.

Export sales volume increased 12.6% compared with 1Q07 to 768.8 thousand hectoliters in 1Q08, mainly driven by our Dos Equis and Tecate brands in the U.S. as well as by Sol in other key markets. The U.S. contributed two-thirds of our incremental volumes, achieving double-digit growth despite the slowdown in U.S. beer import category.

Total revenues increased 6.8% over 1Q07 to Ps. 9.111 billion in 1Q08; solid volume growth and an increase in average price per hectoliter in Mexico drove these results. Mexico beer sales represented 68% of total revenues, while Brazil and Export revenues reached 15.1% and 8.4% of total revenues, respectively.

Mexico price per hectoliter increased 1.2% over 1Q07 to Ps. 1,021.4 in 1Q08, lapping growth of 1% in 1Q07 and resulting mainly from price increases implemented during the quarter. Conversely, Brazil price per hectoliter decreased 3.0% compared to the same period of 2007 to Ps. 572.8, as our price increases took place late in the first quarter of 2008 and the sale of some off-trade volumes was shifted from us to The Coca-Cola Company bottling system. Export price per hectoliter increased 0.9% in dollar terms, however a strong Peso versus the Dollar more than offset this increase resulting in a decline in peso terms of 4.5% over 1Q07 to Ps. 993.7.

Cost of sales increased 6.4% compared with 1Q07 to Ps. 4.288 billion in 1Q08. Higher fixed-cost absorption driven by robust volume increases, combined with the appreciation of the Brazilian Real as applied to our dollar-denominated costs and operating efficiencies, offset raw material pressures in the quarter. Gross profit increased 7.2% over 1Q07 to Ps. 4.823 billion in 1Q08, resulting in a gross margin of 52.9%, a slight improvement of 10 basis points as compared to the same period in 2007.

Income from operations increased 35.7% compared to 1Q07 to Ps. 673 million in 1Q08, a 160 basis point increase in operating margin to 7.4%. This increase was driven by strong top-line growth combined with a decline in administrative expenses, as well as stable selling expenses as a percentage of total revenues. Operating expenses increased 3.6% over 2007 to Ps. 4.150 billion while total revenues grew 6.8%; cost containment initiatives together with a decline in amortization of capitalized investment in the ERP system partially offset the increased level of marketing investment behind our brands and at the point of sale.

OXXO Stores - FEMSA Comercio

Total revenues increased 16.4% over 1Q07 to Ps. 10.687 billion in 1Q08 mainly driven by the opening of 73 net new Oxxo stores in the quarter, a total increase of 698 net new stores in the last twelve months and an increase in same-store sales. As of March 31, 2008, there were a total of 5,636 OXXO’s in Mexico. Same-store sales increased an average of 5.1% for the quarter over 1Q07, driven by a 14.5% increase in store traffic as a result of a broadening product and service assortment combined with a positive calendar effect aided by the Easter Holidays and an additional day in February. The increased traffic was partially offset by an 8.2% decline in the average customer ticket; ticket and traffic dynamics reflect the mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the low single digits.

Gross profit increased by 20.7% in 1Q08 compared to 1Q07, a 100 basis point gross margin expansion to reach 27.6% of total revenues. This improvement was driven in part by the shift towards electronic air-time recharges as described above, as well as by better pricing strategies and improved commercial terms with our supplier partners, and by growth coming from higher-margin categories such as alternative beverages, juices and water, among others.

Income from operations increased 39.4% over 1Q07 to Ps. 371 million in 1Q08 due to operating leverage achieved from strong top-line growth. Operating expenses increased 18.4% to Ps. 2,576 million. Administrative expenses increased 4.6% over 1Q07 to Ps. 203 million. Selling expenses as a percentage of total revenues increased to 22.2% in 1Q08, mainly due to an increase in energy costs and maintenance expenses at the store level. They also reflect the initial expenses related to the strengthening of OXXO’s organizational structure. Operating margin expanded 60 basis points over 1Q07 reaching 3.5%, driven by gross margin expansion which more than offset the increase in operating expenses.

Recent Developments

FEMSA Shareholder Meetings

On April 22 2008, FEMSA held its Annual Ordinary General Shareholders Meeting, during which shareholders approved the payment of a dividend in the amount of Ps. 1,620 million. The dividend will be paid as of May 8, 2008 in the amount of Ps. 0.100985875 per each Series “D” share and Ps. 0.0807887 per each Series “B” share, corresponding to Ps. 0.4847322 per “BD” Unit (BMV: FEMSAUBD), which is equivalent to Ps. 4.847322 per ADR (NYSE: FMX) and Ps. 0.4039435 per “B” Unit (BMV: FEMSAUB). In addition, shareholders approved the proposals to maintain the current unit structure for our shares, and to maintain our existing share structure beyond May 11, 2008. In order to maintain this unchanged share and unit structure, our shareholders also voted for the amendment of the Company’s bylaws.

Main Implications from Changes in Mexican Financial Reporting Standards

Beginning on January 1st 2008, in accordance with changes in the Mexican Financial Reporting Standards NIF B-10 “inflation effects”, the company discontinued the use of inflation accounting for our subsidiaries where cumulative inflation for the three preceding years is less than 26% (Mexico, Guatemala, Panama, Colombia and Brazil). 2008 figures for these countries are in nominal pesos. Accordingly for the rest of our subsidiaries, Nicaragua, Costa Rica, Venezuela and Argentina, where the inflation of the same period is 26% or more, we will continue applying the inflation accounting methodologies during 2008. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power as of December 31, 2007, taking into account local inflation for each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. Additionally, for tax purposes, the adoption of this new pronouncement impacts the effective tax rate since we continue applying the Mexican inflation rate to the taxable income computation.

FEMSA - External Auditor Rotation

On February 27, 2008 we announced that our Board of Directors approved the rotation of our independent auditor, following the recommendation of our Audit Committee and continuing with our corporate governance best practices. Therefore, beginning in 2008 the independent auditor for the company and its subsidiaries is Ernst & Young. Deloitte was responsible for the independent auditor’s report on FEMSA’s 2007 financial statements and will continue providing several other services to our company.

CONFERENCE CALL INFORMATION:

Our First Quarter 2008 Conference Call will be held on: Monday April 28, 2008, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-888)-256-9134, International: (1-913)-312-9308. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call replay will be available through May 5, 2008; dialing Domestic US: (1-888) 203-1112, International: (719) 457-0820 using passcode:3892624. Additionally, the conference call audio will be available on http://ir.femsa.com/results.cfm

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2008, which was 10.6300 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA
Consolidated Income Statement
For the first quarter of:
Millions of Pesos

	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	36,181	100.0	33,389	100.0	8.4
Cost of sales	19,904	55.0	18,689	56.0	6.5
Gross profit	16,277	45.0	14,700	44.0	10.7
Administrative expenses	2,197	6.1	2,168	6.5	1.3
Selling expenses	10,100	27.9	9,203	27.5	9.7
Operating expenses	12,297	34.0	11,371	34.0	8.1
Income from operations	3,980	11.0	3,329	10.0	19.6
Other expenses	(319)		(208)		53.4
Interest expense	(1,171)		(1,140)		2.7
Interest income	157		190		(17.4)
Interest expense, net	(1,014)		(950)		6.7
Foreign exchange (loss) gain	111		13		N.S.
Gain on monetary position	109		379		(71.2)
Unhedged derivative instrument
loss	123		(28)		N.S.
Integral result of financing	(671)		(586)		14.5
Income before income tax	2,990		2,535		17.9
Income tax	(952)		(785)		21.3
Net income	2,038		1,750		16.5
Net majority income	1,292		1,142		13.1
Net minority income	746		608		22.7

(A) Average Mexican Pesos of 2008.

(B) Constant Mexican Pesos as of Decmber 31, 2007

EBITDA & CAPEX
Income from operations	3,980	11.0	3,329	10.0	19.6
Depreciation	1,166	3.2	1,062	3.2	9.8
Amortization & other	990	2.8	917	2.7	8.0
EBITDA	6,136	17.0	5,308	15.9	15.6
CAPEX	1,970		1,904		3.5

FINANCIAL RATIOS	2008		2007		Var. p.p.
Liquidity(1)	1.07		1.07		(0.01)
Interest coverage(2)	6.05		5.59		0.46
Leverage(3)	0.81		1.01		(0.20)
Capitalization(4)	33.01%		38.18%		(5.17)

(1) Total current assets / total current liabilities.

(2) Income from operations + depreciation + amortization & other / interest expense, net.

(3) Total liabilities / total stockholders' equity.

(4) Total debt / long-term debt + stockholders´ equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

FEMSA
Consolidated Balance Sheet
As of March 31:
Millions of Pesos

ASSETS	2008 (A)	2007 (B)	% Increase
Cash and cash equivalents	11,489	10,510	9.3
Accounts receivable	8,325	6,738	23.6
Inventories	10,303	8,839	16.6
Prepaid expenses and other	5,208	3,664	42.1
Total current assets	35,325	29,751	18.7
Property, plant and equipment, net	55,059	52,878	4.1
Intangible assets(1)	60,307	58,758	2.6
Deferred assets	9,099	9,039	0.7
Other assets	7,551	6,281	20.2
TOTAL ASSETS	167,341	156,707	6.8

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	4,167	3,529	18.1
Current maturities long-term debt	5,878	2,494	N.S.
Interest payable	482	457	5.5
Operating liabilities	22,445	21,396	4.9
Total current liabilities	32,972	27,876	18.3
Long-term debt	30,492	38,345	(20.5)
Deferred income taxes	3,439	3,850	(10.7)
Labor liabilities	2,321	3,367	(31.1)
Other liabilities	5,811	5,410	7.4
Total liabilities	75,035	78,848	(4.8)
Total stockholders’ equity	92,306	77,859	18.6
LIABILITIES AND STOCKHOLDERS’ EQUITY	167,341	156,707	6.8

(1) Includes mainly the intangible assets generated by acquisitions.

(A) Mexican Pesos for the end of 2008.

(B) Constant Mexican Pesos as of Decmber 31, 2007

	March 31, 2008
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	30,364	74.9%	9.2%
Dollars	9,412	23.2%	5.4%
Argentinan pesos	490	1.2%	11.0%
Brazilian Reals	271	0.7%	11.6%
Total debt	40,537	100.0%	8.4%
Fixed rate(1)	30,364	74.9%
Variable rate(1)	10,173	25.1%

% of Total Debt	2008	2009	2010	2011	2012	2013	2014+
DEBT MATURITY PROFILE	24.0%	13.5%	7.4%	5.1%	17.7%	15.7%	16.6%

Coca-Cola FEMSA
Results of Operations
For the first quarter of:
Millions of Pesos

	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	17,257	100.0	16,225	100.0	6.4
Cost of sales	8,986	52.1	8,675	53.5	3.6
Gross profit	8,271	47.9	7,550	46.5	9.5
Administrative expenses	912	5.3	841	5.2	8.4
Selling expenses	4,541	26.3	4,273	26.3	6.3
Operating expenses	5,453	31.6	5,114	31.5	6.6
Income from operations	2,818	16.3	2,436	15.0	15.7
Depreciation	435	2.5	408	2.5	6.6
Amortization & other	316	1.8	349	2.2	(9.5)
EBITDA	3,569	20.7	3,193	19.7	11.8
Capital expenditures	521		567		(8.0)

(A) Average Mexican Pesos of 2008.

(B) Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Millions of unit cases)
Mexico	264.0	51.0	251.7	50.5	4.9
Latincentro	130.2	25.1	128.6	25.8	1.3
Mercosur	123.5	23.9	118.5	23.8	4.2
Total	517.7	100.0	498.8	100.0	3.8

FEMSA Cerveza
Results of Operations
For the first quarter of:
Millions of Pesos

	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Sales:
Mexico	6,192	68.0	5,710	66.9	8.4
Brazil	1,378	15.1	1,381	16.2	(0.2)
Export	764	8.4	710	8.3	7.6
Beer sales	8,334	91.5	7,801	91.4	6.8
Other revenues	777	8.5	730	8.6	6.4
Total revenues	9,111	100.0	8,531	100.0	6.8
Cost of sales	4,288	47.1	4,030	47.2	6.4
Gross profit	4,823	52.9	4,501	52.8	7.2
Administrative expenses	998	11.0	1,049	12.3	(4.9)
Selling expenses	3,152	34.5	2,956	34.7	6.6
Operating expenses	4,150	45.5	4,005	47.0	3.6
Income from operations	673	7.4	496	5.8	35.7
Depreciation	417	4.6	421	4.9	(1.0)
Amortization & other	658	7.2	557	6.6	18.1
EBITDA	1,748	19.2	1,474	17.3	18.6
Capital expenditures	1,059		909		16.5

(A) Average Mexican Pesos of 2008.

(B) Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Thousand hectoliters)
Mexico	6,062.1	65.7	5,658.1	65.2	7.1
Brazil	2,405.7	26.0	2,337.4	26.9	2.9
Exports	768.8	8.3	682.5	7.9	12.6
Total	9,236.6	100.0	8,678.0	100.0	6.4

Price per hectoliter
Mexico	1,021.4	1,009.2	1.2
Brazil	572.8	590.8	(3.0)
Exports	993.7	1,040.3	(4.5)
Total	902.3	898.9	0.4

FEMSA Comercio
Results of Operations
For the first quarter of:
Millions of Pesos

	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	10,687	100.0	9,183	100.0	16.4
Cost of sales	7,740	72.4	6,741	73.4	14.8
Gross profit	2,947	27.6	2,442	26.6	20.7
Administrative expenses	203	1.9	194	2.1	4.6
Selling expenses	2,373	22.2	1,982	21.6	19.7
Operating expenses	2,576	24.1	2,176	23.7	18.4
Income from operations	371	3.5	266	2.9	39.4
Depreciation	158	1.5	126	1.4	25.4
Amortization & other	111	1.0	108	1.1	2.8
EBITDA	640	6.0	500	5.4	28.0
Capital expenditures	368		390		(5.7)

(A) Average Mexican Pesos of 2008.

(B) Constant Mexican Pesos as of Decmber 31, 2007

Information of Convenience Stores
Total stores	5,636	4,938	14.1
Net new convenience stores:
vs. March prior year	698	724	(3.6)
vs. December prior year	73	91	(19.8)
Same store data: (1)
Sales (thousands of pesos)	611.8	582.3	5.1
Traffic	22.8	19.9	14.5
Ticket	26.8	29.2	(8.2)

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

FEMSA
Macroeconomic Information

	Inflation		Exchange Rate
	March 07 -	December 07 -	as of March 31, 2008		as of March 31, 2007
	March 2008	March 2008	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	3.93%	1.18%	10.6962	1.0000	11.0507	1.0000
Colombia	5.60%	3.09%	1,821.60	0.0059	2,190.30	0.0050
Venezuela	30.33%	9.24%	2.15	4.9750	2.15	5.1399
Brazil	5.83%	2.02%	1.7491	6.1153	2.0504	5.3895
Argentina	8.60%	2.34%	3.1680	3.3763	3.1000	3.5647

2008 FIRST-QUARTER RESULTS

	First Quarter
	2008	2007	Δ%
Total Revenues	17,257	16,225	6.4%
Gross Profit	8,271	7,550	9.5%
Operating Income	2,818	2,436	15.7%
Majority Net Income	1,621	1,230	31.8%
EBITDA(1)	3,569	3,193	11.8%

Net Debt (2)	10,741	11,374	-5.6%

EBITDA (1) / Interest Expense	7.03	6.32
Earnings per Share	0.88	0.67
Capitalization(3)	27.5%	29.2%

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.

See reconciliation table on page 10 except for Earnings per Share

(2) Net Debt = Total Debt - Cash

(3) Total debt / (long-term debt + stockholders' equity)

• Total revenues reached Ps. 17,257 million in the first quarter of 2008, an increase of 6.4% compared to the first quarter of 2007.

• Driven by double digit growth from all of our divisions, led by our Mexico Division, consolidated operating income increased 15.7% to Ps. 2,818 million for the first quarter of 2008. Our operating margin was 16.3% for the first quarter of 2008.

• Consolidated majority net income increased 31.8% to Ps. 1,621 million in the first quarter of 2008, resulting in earnings per share of Ps. 0.88 for the first quarter of 2008.

Mexico City (April 25, 2008), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter of 2008.

“Our winning execution reinforced our positive performance for the first quarter. Our continued growth in our Mexico division, coupled with strong results from our Latincentro and Mercosur divisions, drove an increase in operating income of more than 15 percent. Mexico’s favorable sweetener environment contributed importantly to our consolidated performance. Consequently, our Mexico division was a more important driver of our quarterly growth than the preceding year. We have also gradually rolled out the distribution of Jugos del Valle brand juice-based beverages in our Mexico division through the traditional mom-and-pop sales channel; for the quarter, we sold almost 3 million unit cases,” said Carlos Salazar Lomelin, Chief Executive Officer of the company.

CONSOLIDATED RESULTS

Until December 31 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance to changes with the Mexican Financial Reporting Standards, related to inflation effects, the company discontinued inflation accounting for its subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of its subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 have been restated in Mexican pesos with purchasing power at December 31, 2007 (instead of March 31, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we have decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) our Latincentro division, which is comprised by the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) our Mercosur division, which is comprised by the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 6.4% to Ps. 17,257 million in the first quarter of 2008, compared to the first quarter of 2007, as a result of increases in most of our territories. Our consolidated average price per unit case increased 2.0% to Ps. 32.51 (US$ 3.06) in the first quarter of 2008 compared to the same period of 2007, as a result of higher average prices in all of our divisions.

Total sales volume increased 3.8% to 517.7 million unit cases in the first quarter of 2008 as compared to the same period of 2007, mainly driven by a 4.1% volume growth of brand Coca-Cola, which accounted for more than 60% of our total incremental volumes during the quarter. Sparkling beverages sales volume grew 3.2% to 434.6 million unit cases, driven by volume growth across most of our divisions. Still beverages sales volume grew 20.0% to 12.0 million unit cases due to incremental volumes from brand Jugos del Valle in our Mexico division.

Our gross profit increased 9.5% to Ps. 8,271 million in the first quarter of 2008, compared to the first quarter of 2007, driven by increases in all of our divisions. Gross margin reached 47.9% in the first quarter of 2008 from 46.5% in the same period of 2007. Lower sweetener costs in our main operations, in conjunction with lower PET (polyethylene terephtalate) costs in the Mercosur division, more than compensated for higher PET prices in our Mexico and Latincentro divisions.

Our consolidated operating income increased 15.7% to Ps. 2,818 million in the first quarter of 2008. We posted double-digit increases in operating income in all of our divisions, including growth in operating income in Mexico for the third quarter in a row. Our operating margin was 16.3% in the first quarter of 2008, an improvement of 130 basis points as a result of higher revenues and lower sweetener costs in the Mexico and Mercosur divisions combined with stable operating expenses as a percentage of sales.

Our integral cost of financing in the first quarter of 2008 recorded an expense of Ps. 222 million as compared to an expense of Ps. 291 million in the same period of 2007, mainly due to a foreign exchange gain driven by the appreciation of the Mexican Peso as applied to our dollar denominated net liabilities, which more than compensated for a less favorable monetary position driven by the non-inflationary accounting applied to certain divisions of our business.

During the first quarter of 2008, income tax, as a percentage of income before taxes, was 31.1%, compared to 34.3% in the same quarter of 2007 driven by tax credits received during the first quarter of 2008, which eventually reduced the taxable base.

Our consolidated majority net income increased by 31.8% to Ps. 1,621 million in the first quarter of 2008 compared to the first quarter of 2007, driven by an increase in our operating income and lower integral cost of financing recorded this quarter compared to the first quarter of 2007. Earnings per share (EPS) were Ps. 0.88 (US$ 0.83 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

BALANCE SHEET

As of March 31, 2008, Coca-Cola FEMSA had a cash balance of Ps. 7,635 million (US$ 718 million), an increase of Ps. 93 million (US$ 9 million), compared to December 31, 2007, as a result of cash flow generated by the Company during the quarter.

Total short-term bank debt, was Ps. 4,361 million (US$ 410 million) and long-term debt was Ps. 14,015 million (US$ 1,318 million). Total debt decreased Ps. 540 million (1) (US$ 51 million) compared with year end 2007. Net debt decreased approximately Ps. 633 million (US$ 60 million) compared to year end 2007, due to payment of bank debt with cash generated by the Company.

The weighted average cost of debt for the quarter was 7.73%. The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2008:

Currency	% Total Debt(1)	% Interest Rate Floating(1)
U.S. dollars	41.4%	58.9%
Mexican pesos	56.0%	17.4%
Argentine pesos	2.7%	0.0%

(1) After giving effect to cross-currency and interest rate swaps.

Debt maturity profile

Maturity Date	2008	2009	2010	2011	2012	2013 +
% of Total Debt	23.8%	19.7%	5.5%	0.0%	20.5%	30.6%

Consolidated Cash Flow

Expressed in million of Mexican pesos (PS.) and U.S. dollars (USD) as of March 31, 2008

	Jan - Mar 2008
	Ps.	USD
Net Income	1,661	156
Non cash charges to net income	441	42
	2,102	198
Change in working capital	(749)	(71)
Resources Generated by Operating Activities	1,354	127
Total Investments	(725)	(68)
Debt decrease (1)	(499)	(47)
Increase in cash and cash equivalents	129	12
Cahs and cash equivalents at begining of period	7,542	710
Translation Effect	(36)	(3)
Cash and cash equivalents at end of period	7,635	719

(1) The difference between the reduction in debt of the balance sheet of Ps. 540 million, and the debt decrease in nominal terms presented in the cash flow of Ps. 499 million, is related to the inflation effect and foreign exchange impact presented separately in accordance to changes with the Mexican Financial Reporting Standards related to cash flow, effective as of January 1, 2008.

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company and the rest of the bottlers in Mexico acquired 100% of Jugos de Valle S.A.B de C.V.. As of February 2008, Coca-Cola FEMSA is distributing the Jugos del Valle portfolio in its Mexico division through the traditional channel. Volume, average price per unit case and cost of goods sold related to these products will be recorded in our Consolidated and Mexico income statements.

Revenues
Total revenues from our Mexico division increased 6.7% to Ps. 7,770 million in the first quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for more than 70% of the incremental revenues during the quarter and higher price per unit case represented the balance. Average price per unit case increased 1.8% to Ps. 29.31 (US$ 2.76), as compared to the first quarter of 2007 reflecting revenues from Jugos del Valle products, which carry a higher price per unit case. Excluding bulk water under the brand Ciel, our average price per unit case was Ps. 34.35 (US$ 3.23), a 2.1% increase as compared to the same period of 2007.

Total sales volume increased 4.9% to 264.0 million unit cases in the first quarter of 2008, as compared to the first quarter of 2007, resulting from (i) a 3.1% sales volume growth in sparkling beverages, driven by a 4.4% increase in brand Coca-Cola, (ii) sales volume growth in bulk water and (iii) incremental volumes in the still beverage category driven by the Jugos del Valle product line.

Operating Income

Our gross profit increased by 7.6% to Ps. 3,959 million in the first quarter of 2008 as compared to the same period of 2007. Gross margin increased from 50.6% in the first quarter of 2008 to 51.0% in the same period of 2008, as a result of lower sweetener costs year-over-year, which more than compensated for higher PET costs and the second stage of the previously announced concentrate increase.

Operating income increased 11.2% to Ps. 1,364 million in the first quarter of 2008, as compared to Ps. 1,227 million in the same period of 2007 as a result of (i) higher revenues, (ii) lower cost of sugar and (iii) stable operating expenses, as compared to the same period of 2007. Our operating margin was 17.6% in the first quarter of 2008, an increase of 70 basis points as compared to the same period of 2007.

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues
Total revenues reached Ps. 5,351 million in the first quarter of 2008, an increase of 3.0% compared to the same period of 2007. Higher average price per unit case accounted for more than 60% of the incremental revenues during the quarter and incremental volumes represented the balance. Our average price per unit case increased by 1.8% to Ps. 41.06 (US$ 3.80) in the first quarter of 2008, as compared to the first quarter of 2007, as a result of higher pricing implemented during the year combined with strong volume growth in non-returnable presentations, which carry a higher average price per unit case.

Total sales volume in our Latincentro division grew 1.2% to 130.2 million unit cases in the first quarter of 2008, as compared to the same period of 2007, resulting from incremental volumes in the sparkling beverage category, which accounted for more than 75% of the growth; the balance was comprised mainly by still beverages. In the first quarter of 2008, incremental volumes from Central America and Venezuela compensated for a slight volume decrease in Colombia.

Operating Income
Gross profit reached Ps. 2,444 million, an increase of 7.6% in the first quarter of 2008, as compared to the same period of 2007, driven by lower sweetener costs in our main operations, combined with the yearly appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw materials. Gross margin increased from 43.7% in the first quarter of 2007 to 45.7% in the same period of 2008.

Our operating income increased 27.6% to Ps. 750 million in the first quarter of 2008, as compared to the first quarter of 2007 as a result of higher revenues combined with lower costs of sales and stable operating expenses, as compared to the same period of 2007. Our operating margin reached 14.0% in the first quarter of 2008, expanding 270 basis points as compared to the same period of 2007.

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Revenues

Net revenues increased 9.1% to Ps. 4,070 million in the first quarter of 2008, as compared to the same period of 2007. Excluding beer, net revenues increased 8.3% to Ps. 3,746 million in the first quarter of 2008, as compared to the same period of 2007, driven by volume growth and higher average price per unit case in the same proportion. Excluding beer, average price per unit case increased 3.9% to Ps. 30.34 (US$ 2.85) during the first quarter of 2008. Total revenues from beer in Brazil were Ps. 324 million in the first quarter of 2008.

Sales volume, excluding beer, increased 4.2% to 123.5 million unit cases in the first quarter of 2008, as compared to the first quarter of 2007. Sparkling beverages sales volume growth accounted for more than 90% of the incremental volumes, mainly driven by brand Coca-Cola in multi-serve presentations and the strong performance of Coca-Cola Zero. Brazil contributed to almost 60% of incremental volumes and Argentina represented the balance.

Operating Income

In the first quarter of 2008, our gross profit increased 16.9% to Ps. 1,868 million, as compared to the same period of the previous year. Lower average cost per unit case resulting from lower sweetener costs, combined with lower PET bottle costs due to the appreciation of the Brazilian Real as applied to our U.S. dollar-denominated raw materials, contributed to a gross margin improvement of 260 basis points to 45.2% in the first quarter of 2008.

Operating income increased 13.4% reaching Ps. 704 million in the first quarter of 2008, as compared to Ps. 621 million in the same period of 2007. Our operating margin was 17.0% in the first quarter of 2008, an increase of 40 basis points as compared to the first quarter of 2007, due to an expansion in gross margin that more than compensated for expenses relating to (i) higher labor costs in Argentina, (ii) an increase in sales force to strengthen our presence and execution in certain retail segments and (ii) improving our go-to-market execution in Brazil.

RECENT DEVELOPMENTS

•
Figures of the company are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS). All figures are expressed in Mexican pesos. Beginning January 1, 2008, the Mexican NIF B-10 “efectos de la inflación” (inflation effects) was modified and defines two economic environments as follows:

a.	Inflationary environment, when cumulative inflation of three consecutive years is 26% or more, in which case, the effects of inflation should be recognized.

b.	Non - inflationary environment, when cumulative inflation of three preceding years is less than 26%, in which case no inflationary effects should be recognized.

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, based on current levels of inflation, the company discontinued inflation accounting for its subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of its subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power at December 31, 2007 (instead of March 31, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country.

•
On April 8, 2008 Coca-Cola FEMSA held its Annual General Ordinary Shareholders Meeting, at which shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2007, the dividend declared for fiscal year 2007 and the composition of the Board of Directors for 2008. Shareholders approved the payment of a dividend in the amount of Ps. 945 million. The dividend will be paid on May 6, 2008 in the amount of Ps. 0.5120 for each ordinary share, equivalent to Ps. 5.12 per ADR, an increase of 12% in real terms as compared to the dividend paid for 2006.

•
On February 27, 2008 Coca-Cola FEMSA announced that its Board of Directors approved the rotation of Coca-Cola FEMSA’s independent auditor, following the recommendation of its Audit Committee and continuing with our corporate governance best practices. Therefore, beginning in 2008 the independent auditor for the company and its subsidiaries will be Ernst & Young. Deloitte will continue to be responsible for the independent auditor’s report on Coca-Cola FEMSA’s 2007 financial statements and will continue providing several other services to our company.

CONFERENCE CALL INFORMATION

Our first-quarter 2008 Conference Call will be held on: April 25, 2008, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 2, 2008. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 23478878.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2008, which exchange rate was Ps. 10.6300 to US $ 1.00.

❖ ❖ ❖

(6 pages of tables to follow)

Consolidated Income Statement

Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	% Rev	1Q 07	% Rev	Δ%
Sales Volume (million unit cases) (2)	517.7		498.8		3.8%
Average price per unit case (2)	32.51		31.86		2.0%
Net revenues	17,153		16,162		6.1%
Other operating revenues (5)	104		63		65.1%
Total revenues	17,257	100%	16,225	100%	6.4%
Cost of sales	8,986	52.1%	8,675	53.5%	3.6%
Gross profit	8,271	47.9%	7,550	46.5%	9.5%
Operating expenses	5,453	31.6%	5,114	31.5%	6.6%
Operating income	2,818	16.3%	2,436	15.0%	15.7%
Other expenses, net	186		176		5.7%
Interest expense	508		505		0.6%
Interest income	135		144		-6.3%
Interest expense, net	373		361		3.3%
Foreign exchange (gain) loss	(48)		99		-148.5%
(Gain) on monetary position in Inflationary subsidiries	(111)		(199)		-44.2%
Market value loss on inefective derivative instruments	8		30		-73.3%
Integral cost of financing	222		291		-23.7%
Income before taxes	2,410		1,969		22.4%
Taxes	749		676		10.8%
Consolidated net income	1,661		1,293		28.5%
Majority net income	1,621	9.4%	1,230	7.6%	31.8%
Minority net income	40		63		-36.5%
Operating income	2,818	16.3%	2,436	15.0%	15.7%
Depreciation	435		408		6.6%
Amortization and other non-cash charges (3)	316		349		-9.5%
EBITDA (4)	3,569	20.7%	3,193	19.7%	11.8%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) Includes returnable bottle breakage expense.

(4) EBITDA = Operating Income + depreciation, amortization & other non-cash charges.

(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.

Expressed in million of Mexican pesos, figures of 2007 are expresed with purchasing power as of December 31, 2007

Assets		Mar 08		Dec 07
Current Assets
Cash and cash equivalents	Ps.	7,635	Ps.	7,542
Total accounts receivable		3,934		4,706
Inventories		3,853		3,418
Prepaid expenses and other		2,117		1,792
Total current assets		17,539		17,458
Property, plant and equipment
Property, plant and equipment		38,162		37,420
Accumulated depreciation		(17,287)		(16,672)
Bottles and cases		1,236		1,175
Total property, plant and equipment, net		22,111		21,923
Investment in shares		1,487		1,492
Deferred charges, net		1,242		1,255
Intangibles assets and other assets		44,983		45,050
Total Assets	Ps.	87,362	Ps.	87,178

Liabilities and Stockholders' Equity		Mar 08		Dec 07
Current Liabilities
Short-term bank loans and notes	Ps.	4,361	Ps.	4,814
Interest payable		266		274
Suppliers		5,648		6,100
Other current liabilities		4,870		5,009
Total Current Liabilities		15,145		16,197
Long-term bank loans		14,015		14,102
Pension plan and seniority premium		628		993
Other liabilities		4,849		5,105
Total Liabilities		34,637		36,397
Stockholders' Equity
Minority interest		1,620		1,641
Majority interest
Capital stock		3,116		3,116
Additional paid in capital		13,333		13,333
Retained earnings of prior years		34,662		27,930
Net income for the period		1,621		6,908
Cumulative results of holding non-monetary assets		(1,627)		(2,147)
Total majority interest		51,105		49,140
Total stockholders' equity		52,725		50,781
Total Liabilities and Equity	Ps.	87,362	Ps.	87,178

Mexico Division

Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	% Rev	1Q 07	% Rev	Δ%
Sales Volume (million unit cases)	264.0		251.7		4.9%
Average price per unit case	29.31		28.78		1.8%
Net revenues	7,737		7,244		6.8%
Other operating revenues	33		36		-8.3%
Total revenues	7,770	100.0%	7,280	100.0%	6.7%
Cost of sales	3,811	49.0%	3,599	49.4%	5.9%
Gross profit	3,959	51.0%	3,681	50.6%	7.6%
Operating expenses	2,595	33.4%	2,454	33.7%	5.7%
Operating income	1,364	17.6%	1,227	16.9%	11.2%
Depreciation, amortization & other non-cash charges (2)	432	5.6%	418	5.7%	3.3%
EBITDA (3)	1,796	23.1%	1,645	22.6%	9.2%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

Latincentro Division

Expressed in million of Mexican pesos(1) figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	% Rev	1Q 07	% Rev	Δ%
Sales Volume (million unit cases)	130.2		128.6		1.2%
Average price per unit LCse	41.06		40.33		1.8%
Net revenues	5,346		5,187		3.1%
Other operating revenues	5		10		-50.0%
Total revenues	5,351	100.0%	5,197	100.0%	3.0%
Cost of sales	2,907	54.3%	2,926	56.3%	-0.6%
Gross profit	2,444	45.7%	2,271	43.7%	7.6%
Operating expenses	1,694	31.7%	1,683	32.4%	0.7%
Operating income	750	14.0%	588	11.3%	27.6%
Depreciation, amortization & other non-cash charges (2)	190	3.6%	231	4.4%	-17.7%
EBITDA (3)	940	17.6%	819	15.8%	14.8%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

Mercosur Division

Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

Financial figures include beer results

	1Q 08	% Rev	1Q 07	% Rev	Δ%
Sales Volume (million unit cases) (2)	123.5		118.5		4.2%
Average price per unit case (2)	30.34		29.20		3.9%
Net revenues	4,070		3,731		9.1%
Other operating revenues (5)	66		17		288.2%
Total revenues	4,136	100.0%	3,748	100.0%	10.4%
Cost of sales	2,268	54.8%	2,150	57.4%	5.5%
Gross profit	1,868	45.2%	1,598	42.6%	16.9%
Operating expenses	1,164	28.1%	977	26.1%	19.1%
Operating income	704	17.0%	621	16.6%	13.4%
Depreciation, amortization & other non-cash charges (3)	129	3.1%	108	2.9%	19.4%
EBITDA (4)	833	20.1%	729	19.5%	14.3%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) Includes returnable bottle breakage expense.

(4) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.

SELECTED INFORMATION

For the three months ended March 31, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	1Q 07
Capex	521.4	567.1
Depreciation	434.8	407.9
Amortization & Other non-cash charges	316.2	349.1

VOLUME
Expressed in million unit cases

	1Q 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	203.4	13.7	41.9	5.0	264.0
Central America	29.4	1.5	-	2.0	32.9
Colombia	41.2	2.7	2.6	0.7	47.2
Venezuela	45.9	2.7	-	1.5	50.1
Brazil	69.0	5.4	-	1.1	75.5
Argentina	45.7	0.6	-	1.7	48.0
Total	434.6	26.6	44.5	12.0	517.7

	1Q 07
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	196.9	12.9	39.3	2.6	251.7
Central America	28.1	1.5	-	1.8	31.4
Colombia	41.6	2.8	2.8	0.7	47.9
Venezuela	44.5	2.5	-	2.3	49.3
Brazil	65.6	5.7	-	1.2	72.5
Argentina	44.5	0.1	-	1.4	46.0
Total	421.2	25.5	42.1	10.0	498.8

(1) Excludes water presentations equal to or larger than 5.0 Lt
(2) Bulk Water = Still bottled water in presentations equal to, or larger than 5.0 Lt
(3) Still Beverages include flavored water

March 2008
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	1Q 2008	Mar 08	Dec 07	Mar 07
Mexico	3.93%	1.18%	10.6962	10.8662	11.0507
Colombia	5.60%	3.09%	1,821.6000	2,014.7600	2,190.3000
Venezuela (3)	30.33%	9.24%	2.1500	2,150	2,150
Argentina	8.60%	2.34%	3.1680	3.1490	3.1000
Brazil	5.83%	2.02%	1.7491	1.7713	2.0504

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).

(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.

(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: April 28, 2008